EXHIBIT 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G with respect to Sunshine Silver Mining & Refining Company to which this exhibit is attached, and any amendments thereto (including amendments on Schedule 13D), is filed on behalf of each of them.

Date: August 7, 2026

Electrum Silver US LLC

By: Electrum Strategic Management LLC, its Manager

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Managing Director

Date: August 7, 2026

Electrum Strategic Management LLC

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Managing Director

Date: August 7, 2026

Electrum Global Holdings L.P.

By: TEG Global GP Ltd., its general partner

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Director

Date: August 7, 2026

TEG Global GP Ltd.

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Director

Date: August 7, 2026

The Electrum Group LLC

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Senior Managing Director

Date: August 7, 2026

Electrum Silver US II LLC

By: Electrum Strategic Management LLC, its Manager

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Managing Director

Date: August 7, 2026

Electrum Strategic Opportunities Fund II L.P.

By: Electrum Strategic Opportunities Fund II GP L.P., its general partner

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Director

Date: August 7, 2026

Electrum Strategic Opportunities Fund II GP L.P.

By: ESOF II GP Ltd., its general partner

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Director

Date: August 7, 2026

ESOF II GP Ltd.

By: /s/ Michael H. Williams
Name: Michael H. Williams
Title: Director

Date: August 7, 2026

Tigris Financial Group Ltd.

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: President

Date: August 7, 2026

Manul Capital Management LLC

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: President

Date: August 7, 2026

GRAT Holdings LLC

By: /s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: President

Date: August 7, 2026

By: /s/ Thomas S. Kaplan